SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TRIDENT MICROSYSTEMS, INC.
(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

895919108
(CUSIP Number of Class of Securities) (Underlying Common Stock)

David L. Teichmann
Executive Vice President, General Counsel and Corporate Secretary
Trident Microsystems, Inc.
3408 Garrett Drive
Santa Clara, California 95054-2803
(408) 764-8808
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Sally J. Rau, Esq.
W. Michael Hutchings, Esq.
William H. Hoffman, Esq.
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303
(650) 833-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$680,001.07	$48.49

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of common stock of Trident Microsystems, Inc. that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 1,843,610 shares of Trident Microsystems, Inc. common stock and have an aggregate value of $680,001.07 as of February 9, 2010, calculated based on a Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☑  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under Summary of Terms — Questions and Answers in the Offer to Exchange Certain Outstanding Options for a Number of Restricted Stock Rights, dated February 10, 2010 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address.  The name of the issuer is Trident Microsystems, Inc., a Delaware corporation (“Trident” or the “Company”). Trident’s principal executive office is located at 3408 Garrett Drive, Santa Clara, California 95054-2803, and its telephone number at this location is (408) 764-8808. The information in the Offer to Exchange under The Offer to Exchange: Section 10, Information Concerning Trident; Financial Information, is incorporated herein by reference.

(b) Securities.  This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Trident to eligible employees, upon the terms and subject to the conditions of the Offer to Exchange, to exchange certain outstanding options to purchase shares of Trident’s common stock having a per share exercise price equal to or greater than $4.69 for a lesser number of shares of restricted stock or restricted stock units (such shares of restricted stock and restricted stock units being collectively referred to herein as “restricted stock rights”) calculated in accordance with applicable exchange ratios set forth in the Offer to Exchange. Eligible employees participating in the offer who are subject to U.S. income taxation will receive shares of restricted stock, while all other eligible employees participating in the offer will receive restricted stock units. A stock option will be eligible for exchange and referred to herein as an “Eligible Option” if it: has an exercise price equal to or greater than $4.69 per share; was granted under one of Trident’s existing equity incentive plans prior to February 10, 2009; does not expire pursuant to its terms prior to the date on which the Offer expires; and does not have a fixed exercise schedule and a per share exercise price less than the fair market value of a share of our common stock as of the date of grant of such option. Eligible employees surrendering Eligible Options will receive newly issued restricted stock rights to be granted under the Trident Microsystems, Inc. 2010 Equity Incentive Plan (the “2010 Plan”).

The information set forth in the Offer to Exchange under Summary Term Sheet — Questions and Answers, Certain Risks of Participating in the Offer, and The Offer to Exchange: Section 1, Eligible Options; Eligible Employee; Section 2, Replacement Restricted Stock Rights; Expiration Date; Section 6, Acceptance of Eligible Options; Newly Issued Restricted Stock Rights; Section 8, Price Range of Our Common Stock, and Section 9, Source and Amount of Consideration; Terms of Restricted Stock Rights; is incorporated herein by reference.

(c) Trading and Market Price.  The information set forth in the Offer to Exchange under The Offer to Exchange: Section 8, Price Range of Our Common Stock, is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address.  Trident Microsystems, Inc. is both the subject company and the filing person. The information set forth under Item 2(a) and in the Offer to Exchange under The Offer to Exchange: Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, is incorporated by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms.  The information set forth in the Offer to Exchange under Summary of Terms — Questions and Answers and The Offer to Exchange: Section 1, Eligible Options; Eligible Employees; Section 2, Replacement Restricted Stock Rights; Expiration Date; Section 4, Procedures for Surrendering Eligible Options; Section 5, Withdrawal Rights and Change of Election; Section 6, Acceptance of Eligible Options; Newly Issued Restricted Stock Rights; Section 7, Conditions of the Offer; Section 8, Price Range of Our Common Stock; Section 9, Source and Amount of Consideration; Terms of Restricted Stock Rights; Section 10, Information Concerning Trident; Financial Information; Section 12, Status of Eligible Options Acquired By Us in the Offer; Accounting Consequences of the Offer; Section 13, Legal Matters; Regulatory Approvals; Section 14, Material U.S. Federal Income Tax Consequences; and Section 15, Extension of Offer; Termination; Amendment, is incorporated herein by reference.

(b) Purchases.  Members of Trident’s Board of Directors, Trident’s named executive officers, as identified in Trident’s definitive proxy statement for its 2010 annual meeting of stockholders, filed with the SEC on December 18, 2009, Trident’s executive officers who are subject to the provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and former employees of Trident are not eligible to participate in the Offer. The information set forth in the Offer to Exchange under The Offer to Exchange: Section 4, Procedures for Surrendering Eligible Options; and Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities.  The information set forth in the Offer to Exchange under The Offer to Exchange: Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference. The 2010 Plan, which is included as Exhibit (d) hereto, is also incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes.  The information set forth in the Offer to Exchange under Summary Term Sheet — Questions and Answers and The Offer to Exchange: Section 3, Purpose of the Offer, is incorporated herein by reference.

(b) Use of Securities Acquired.  The information set forth in the Offer to Exchange under The Offer to Exchange: Section 6, Acceptance of Eligible Options; Newly Issued Restricted Stock Rights; and Section 12, Status of Eligible Options Acquired By Us in the Offer; Accounting Consequences of the Offer, is incorporated herein by reference.

(c) Plans.  The information set forth in the Offer to Exchange under Summary Term Sheet — Questions and Answers and The Offer to Exchange: Section 2, Replacement Restricted Stock Rights; Expiration Date; Section 10, Information Concerning Trident; Financial Information; and Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds.  The information set forth in the Offer to Exchange under The Offer to Exchange: Section 9, Source and Amount of Consideration; Terms of Restricted Stock Rights; and Section 16, Fees and Expenses, is incorporated herein by reference.

(b) Conditions.  The information set forth in the Offer to Exchange under The Offer to Exchange: Section 7, Conditions of the Offer, is incorporated herein by reference.

(d) Borrowed Funds.  Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership.  The information set forth in the Offer to Exchange under The Offer to Exchange: Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference.

(b) Securities Transactions.  The information set forth in the Offer to Exchange under The Offer to Exchange: Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations.  Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information.  The information set forth in Item 8, Financial Statements and Supplementary Data, of Trident’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009, as amended on October 27, 2009; Part I, Item 1, Financial Statements, of Trident’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009, and the financial information contained in the Offer to Exchange under The Offer to Exchange: Section 10, Information Concerning Trident; Financial Information; and Section 17, Additional Information, is incorporated herein by reference.

(b) Pro Forma Information.  Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offer to Exchange under Certain Risks of Participating in the Offer and The Offer to Exchange: Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, and Section 13, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(b) Other Material Information.  Not applicable.

ITEM 12.	EXHIBITS

The following exhibits are filed with this Schedule TO:

Exhibit		Filed	Incorporated by Reference
No.	Description	Herewith	Form	Exhibit No.	File No.	Filing Date

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for a Number of Restricted Stock Rights, dated February 10, 2010	X
(a)(1)(B)	Form of Announcement Email from Sylvia Summers Couder, Trident’s Chief Executive Officer, to Eligible Employees, dated February 10, 2010	X
(a)(1)(C)	Screenshots of Option Exchange Program Website	X
(a)(1)(D)	Form of Expiration Reminder Email Communication to Eligible Employees	X
(a)(1)(E)	Form of Confirmation Message	X
(a)(1)(F)	PowerPoint Presentation Regarding Offer to Exchange	X
(a)(1)(G)	Form of Restricted Stock Units Agreement under the Trident Microsystems, Inc. 2010 Equity Incentive Plan	X
(a)(1)(H)	Form of Restricted Stock Agreement under the Trident Microsystems, Inc. 2010 Equity Incentive Plan	X
(a)(1)(I)	Annual Report on Form 10-K for the fiscal year ended June 30, 2009		10-K		000-20784	09/11/2009
(a)(1)(J)	Amendment No. 1 to Annual Report on Form 10-K for the fiscal year ended June 30, 2009		10-K/A		000-20784	10/27/2009
(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009		10-Q		000-20784	11/06/2009
(b)	Not applicable
(d)	Trident Microsystems, Inc. 2010 Equity Incentive Plan		S-8	99.1	333-164532	01/26/2010
(g)	Not applicable
(h)	Not applicable

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRIDENT MICROSYSTEMS, INC.

By	/s/ David L. Teichmann
David L. Teichmann
Executive Vice President, General Counsel and Corporate Secretary

Dated: February 10, 2010

EXHIBIT INDEX

Exhibit		Filed	Incorporated by Reference
No.	Description	Herewith	Form	Exhibit No.	File No.	Filing Date

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for a Number of Restricted Stock Rights, dated February 10, 2010	X
(a)(1)(B)	Form of Announcement Email from Sylvia Summers Couder, Trident’s Chief Executive Officer, to Eligible Employees, dated February 10, 2010	X
(a)(1)(C)	Screenshots of Option Exchange Program Website	X
(a)(1)(D)	Form of Expiration Reminder Email Communication to Eligible Employees	X
(a)(1)(E)	Form of Confirmation Message	X
(a)(1)(F)	PowerPoint Presentation Regarding Offer to Exchange	X
(a)(1)(G)	Form of Restricted Stock Units Agreement under the Trident Microsystems, Inc. 2010 Equity Incentive Plan	X
(a)(1)(H)	Form of Restricted Stock Agreement under the Trident Microsystems, Inc. 2010 Equity Incentive Plan	X
(a)(1)(I)	Annual Report on Form 10-K for the fiscal year ended June 30, 2009		10-K		000-20784	09/11/2009
(a)(1)(J)	Amendment No. 1 to Annual Report on Form 10-K for the fiscal year ended June 30, 2009		10-K/A		000-20784	10/27/2009
(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009		10-Q		000-20784	11/06/2009
(b)	Not applicable
(d)	Trident Microsystems, Inc. 2010 Equity Incentive Plan		S-8	99.1	333-164532	01/26/2010
(g)	Not applicable
(h)	Not applicable